February 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamill

Laura Crotty

Re:	ZyVersa Therapeutics, Inc.
Registration Statement on Form S-1, as amended
File No. 333-269442
Acceleration Request
	Requested Date:	February 14, 2023
	Requested Time:	4:30 p.m., Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ZyVersa Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Jared Kelly of Lowenstein Sandler LLP at (212) 419-5974 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

ZYVERSA THERAPEUTICS, INC.

By:	/s/ Stephen C. Glover
Name:	Stephen C. Glover
Title:	Chief Executive Officer